					EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)
	Years ended September 30
	2011	2012	2013	2014	2015
EARNINGS
Income from continuing operations	$3	$14	$553	$72	$191
Income tax expense (benefit)	(70)	(57)	196	(188)	(22)
Interest expense	105	197	208	149	148
Interest portion of rental expense	25	28	25	29	20
Amortization of deferred debt expense	26	54	65	14	18
Distributions in excess of (less than) earnings
of unconsolidated affiliates	(12)	(32)	(15)	(11)	7
	$77	$204	$1,032	$65	$362
FIXED CHARGES
Interest expense	$105	$197	$208	$149	$148
Interest portion of rental expense	25	28	25	29	20
Amortization of deferred debt expense	26	54	65	14	18
Capitalized interest	—	1	1	1	2
	$156	$280	$299	$193	$188
RATIO OF EARNINGS TO FIXED CHARGES	(A)	(B)	3.45	(C)	1.93

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $79 million would have been required for the year ended September 30, 2011.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $76 million would have been required for the year ended September 30, 2012.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $128 million would have been required for the year ended September 30, 2014.